Filed by Cascade Bancorp
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Cascade Bancorp (Commission File No. 000-23322)

The following information was distributed to all employees of Cascade Bancorp on November 17, 2016.

A Message to All Employees:
We are excited about Bank of the Cascades plans to join First Interstate Bank!

•	Do you want to learn more about the big news?

•	Do you want to hear from Terry in person?

•	Do you want to meet First Interstate’s Chairman of the Board, CEO and senior leadership and learn more about their company?

•	Do you want to ask questions about what to expect next?

Please Join Us for
In-Person Regional Team Member Meetings and Town Halls.

We have arranged for a variety of meeting times in each region and are excited to meet with our teams in person, introduce you to FIB leadership and respond to your questions. We encourage all team members to attend one of the meetings. Please work with your supervisor to determine which time in the schedule below will work best in your branch and for you. We are excited to bring the leadership of both banks to you and look forward to meeting with you as we move forward together during this exciting time.

Note: Senior Leadership and Branch Manager attendance is mandatory.
While we hope for strong participation, attendance for all others is optional. Mileage not reimbursed.

	Meeting	Date	Time	Place
CENTRAL OREGON
1.	Oregon Senior Leadership Meeting, (Attendees will receive email invite)	Monday November 21, 2016	8:30 AM PST	Bend: Doubletree Hotel
2.	Bend: Bend Admin, Bend Branches & Sunriver Branch	Monday November 21, 2016	11:00 AM PST	Bend: Doubletree Hotel
3.	Bend: Bend Admin, Bend Branches & Sunriver Branch	Monday, November 21, 2016	1:00 PM PST	Bend: Doubletree Hotel
4.	Redmond: Redmond, Sisters, Prineville & Madras branches	Monday, November 21, 2016	3:00 PM PST	Redmond: Comfort Inn & Suites
5.	Redmond: Redmond, Sisters, Prineville & Madras branches	Monday, November 21, 2016	6:00 PM PST	Redmond Branch
IDAHO
6.	Idaho Senior Leadership (Attendees will receive email invite)	Tuesday, November 22, 2016	9:00 AM MST	BOTC Boise Plaza 121, second floor
7.	Meridian: Meridian, Kuna, Eagle, Boise, Garden City, Overland, Mountain Home & Silverstone branches	Tuesday, November 22, 2016	11:00 AM MST	Marriott Courtyard, 1789 S Eagle Rd, Meridian, ID 83642
8.	Meridian: Meridian, Kuna, Eagle, Boise, Garden City, Overland, Mountain Home & Silverstone branches	Tuesday, November 22, 2016	1:00 PM MST	Mariott Courtyard, 1789 S Eagle Rd, Meridian, ID 83642
9.	Nampa: Nampa, Caldwell, Fruitland, Emmett	Tuesday, November 22, 2016	3:00 PM MST	Nampa Branch
10.	Nampa: Nampa, Caldwell, Fruitland, Emmett	Tuesday, November 22, 2016	6:00 PM PST	Nampa Branch
SOUTHERN OREGON, MID-WILAMETTE, PORTLAND & SEATTLE
11.	Medford (So. OR): Medford, Ashland & Klamath Falls branches	Monday November 28, 2016	10:00 AM PST	tbd
12.	Grants Pass (So. OR & So. OR Coast): Grants Pass, Roseburg, Reedsport, Bandon & North Bend branches	Monday, November 28, 1016	Noon PST	The Lodge at Riverside 900 SE 8th ST. Grants Pass
13.	Eugene: (Mid-Willamette & Central Coast) Eugene, Springfield, Salem, Newport & Lincoln City Branches	Monday, November 28, 2016	5:00 PM PST	Eugene Pearl Street BOTC Branch
14.	Portland, No. Coast & SW WA: Portland, Salem, Seaside, Cathlamet Branches	Tuesday, November 29, 2016	9:00 AM PST	Portland BOTC Branch
15..	Lynnwood (Seattle & SW WA): Seattle, Westport, Raymond, Lynwood, Mill Creek & Kenmore branches	Tuesday, November 29, 2016	Noon PST	BOTC Lynwood Branch

Cautionary Statement Regarding Forward-Looking Statements
This document contains statements regarding the proposed transaction between Cascade Bancorp (the “Company”) and First Interstate BancSystem, Inc. (“FIBK”), the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of the Company and FIBK. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of the Company, FIBK and the combined corporation, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans, “seeks,” “indicates” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The closing of the proposed transaction is subject to regulatory approvals, the approval of the stockholders of the Company and FIBK, and other customary closing conditions. There is no assurance that such conditions will be met or that the proposed transaction will be consummated within the expected time frame, or at all. If the transaction is consummated, factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements include, among things: difficulties and delays in integrating the Company and FIBK and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and business disruption following the merger, including difficulties in maintaining relationships with employees, may be greater than expected; required governmental approvals of the merger may not be obtained on the merger’s proposed terms and schedule, or without regulatory constraints that may limit growth; competitive pressures among depository and other financial institutions may increase significantly and have an effect on revenues; the strength of the U.S. economy in general, and of the local economies in which the surviving corporation will operate, may be different than expected, which could result in, among other things, a deterioration in credit quality or a reduced demand for credit and have a negative effect on the combined corporation’s loan portfolio and allowance for loan losses; changes in the U.S. legal and regulatory framework; and adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) which would negatively affect the surviving corporation’s business and operating results. For a more complete list and description of such risks and uncertainties, refer to the Company’s Form 10-K for the year ended December 31, 2015, as amended, FIBK’s Form 10-K for the year ended December 31, 2015, as amended, as well as other filings made by the Company and FIBK with the Securities and Exchange Commission (the “SEC”). Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, the Company disclaims any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
Additional Information and Where to Find It
The information in this document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between FIBK and the Company, FIBK will file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement of FIBK and the Company that also constitutes a prospectus. FIBK and the Company will deliver the joint proxy statement/prospectus to their respective stockholders. FIBK and the Company urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC because they will contain important information about the proposed merger. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from: (i) the Company’s website (www.botc.com) under the heading “About Us” and then under the heading “Investor Relations” and then under the heading “Investor Information” and then under the tab “SEC Filings;” (ii) the Company upon written request to Cascade Bancorp, Attn: Investor Relations, 1100 North West Wall Street, P.O. Box 369, Bend, Oregon 97701; (iii) FIBK’s website (www.fibk.com) under the heading “SEC Filings”; or (iv) FIBK upon written request to First Interstate BancSystem, Inc., Attn: Marcy Mutch, 401 North 31st Street, Billings, Montana 59101.
Participants in Solicitation
The Company, FIBK and their respective directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning the Company’s participants is set forth in the definitive proxy statement, dated April 13, 2016, for the Company’s 2016 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning FIBK’s participants is set forth in the definitive proxy statement, dated April 4, 2016, for FIBK’s 2016 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information about the Company’s directors and executive officers and FIBK’s directors and executive officers can also be found in the above-referenced Registration Statement on Form S-4 when it becomes available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You can obtain free copies of these documents from FIBK and the Company using the contact information above.